UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

February 13, 2024

In accordance with the provisions of Article 30 of the Sole Ordered Text of the Securities Market Law, approved by Supreme Decree No. 020-2023-EF, and by the Regulation of Relevant and Reserved Information, approved by Resolution SMV N° 005-2014-SMV/01, AENZA S.A.A. hereby informs the market, as a Relevant Information Communication, that our subsidiary Tren Urbano de Lima S.A. has filed today, before the General Secretariat of the Arbitration Center of the Chamber of Commerce of Lima, the Arbitration request against the Peruvian State, for the amount of S/ 106,947,253. 88 (One Hundred Six Million, Nine Hundred Forty Seven Thousand Two Hundred Fifty Three with 88/100 soles), whose main claim is to declare that, according to the Concession Contract, the State is responsible for the deficiencies in the design, construction, conservation, maintenance, or deterioration of the Concession Assets that have occurred prior to the delivery of the concession, as in the case of the Footbridges, which were managed of by Tren Urbano de Lima S.A.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance

Date:	February 13, 2024

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